Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Licensee Receives IND Approval in Korea for PI-88

Brisbane, Australia, 17th October 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today announces that its licensee, Medigen Biotechnology Corporation (“MBC”) has received approval from the Korea Food and Drug Administration for its Investigative New Drug application (“IND”) for PI-88. This is the second IND approval obtained by MBC, following the approval granted by the Taiwan Food Administration as announced on April 19, 2011.

This approval in the strategically important market of Korea allows MBC to open sites and commence patient enrolment under its PATRON Phase III study in PI-88. The number of hepatocellular carcinoma (“HCC”) patients registered in South Korea is the third highest in Asia, behind China and Japan.

The PATRON study is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of HCC after surgical resection and is a randomised, placebo-controlled, multinational trial.  Disease-free survival is employed as the primary endpoint for efficacy assessment.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.